Exhibit 12.1

ALESTRA, S. DE R. L. DE C. V.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in millions of Mexican Pesos in purchasing power as of December 31, 2002)

	For the years ended
	1998	1999	2000	2001	2002
Loss before provision for asset tax	(2,987)	(470)	(560)	(663)	(1,404)
Amortization of capitalized interest	6	6	6	6	6

Loss before provision for asset tax as adjusted	(2,981)	(464)	(554)	(657)	(1,398)

Fixed charges:
Interest expense	463	912	802	795	818
Rental expense representative of interest	20	20	19	18	22

Total fixed charges	483	932	821	813	840

Total adjusted earnings available for payment of fixed charges(1)	(2,498)	468	267	156	(558)
Ratio of earnings to fixed charges(2)	—	—	—	—	—
Total adjusted earnings available for payment of fixed charges, after taking into account adjustments to accord with US GAAP(1)(3)	(2,334)	595	374	250	(464)
Ratio of earnings to fixed charges with adjustments to accord with US GAAP(1)	—	—	—	—	—

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax and employees’ profit sharing plus fixed charges (without duplication of capitalized interest). Fixed charges consist of interest expense (expensed of capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).
(2)	Due to Alestra’s losses, the ratio coverage in all the periods presented was less than 1.1. Alestrra must generate additional earnings of Ps. 2,981, Ps. 464, Ps. 554, Ps. 657 and Ps. 1,398 for the years ended December 31 1998, 1999, 2000, 2001 and 2002, respectively.
(3)	For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, earnings as determined under US GAAP were insufficient to cover fixed charges by approximately Ps. 2,817, Ps. 337, Ps. 447, Ps. 563 and Ps. 1,304, respectively.